

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group



08004408



SUPPL

5 August 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re :   Exemption No. 82-3342
       Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 4 August 2008, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED

⊃ AUG 21 2008

THOMSON REUTERS

c.c Ms Violet Pagan -   The Bank of New York
                            ADR Department
                            101 Barclay Street, 22W
                            New York
                            NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448



Form Version V3.0
General Announcement
Ownership transfer to LION INDUSTRIES CORPORATION on 04/08/2008 06:12:44 PM
Reference No LI-080804-817BA

**Submitting Investment
Bank/Advisor
(if applicable)**

**Submitting Secretarial Firm
(if applicable)**

Company name *   LION INDUSTRIES CORPORATION BERHAD

Stock name *   LIONIND

Stock code *   4235

Contact person *   Yasmin Weili Tan Abdullah

Designation *   Secretary

Type *   ● Announcement ○ Reply to query

Subject :*   Dealings in Securities by Principal Officers Outside Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*
(This field is to be used for the summary of the announcement)
Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Date of Dealings	Average Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Yip Hoon Wey	24.07.2008	2.60	5,000	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

4 AUG 2008

END

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